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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 4)
                    Under the Securities Exchange Act of 1934

                       TRANSACT TECHNOLOGIES INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                          (Title of Class of Securities

                                    89291810
                                 (CUSIP Number)

                                 Seth M. Lukash
                             c/o Tridex Corporation
                                 61 Wilton Road
                               Westport, CT 06880
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  July 22, 1998
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder for this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 89291810

1) Names of Reporting Persons and Social Security Number

            Seth M. Lukash    ###-##-####

2) Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   N/A

            (b)   N/A

3) SEC Use Only

4) Source of Funds: The reporting person has not purchased or sold shares of the issuer. All of the shares owned by the reporting person were acquired in a distribution by Tridex Corporation ("Tridex") to its stockholders on March 31, 1997 of approximately one (1) share of the issuer for each share of Tridex owned by such stockholder.

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

6) Citizenship or Place of Organization

            USA

                  7)    Sole Voting Power         525,319 Common Shares
Number of Shares
Beneficially      8)    Shared Voting Power       N/A Common Shares
Owned by Each
Reporting Person  9)    Sole Dispositive Power    525,319 Common Shares
With
                  10)   Shared Dispositive Power  N/A

11) Aggregate Amount Beneficially Owned by Each Reporting Person

            525,319 Common Shares

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

            N/A

13) Percent of Class Represented by Amount in Row (11)

            8.15%

14) Type of Reporting Person

            IN


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Item 1. Security and Issuer

      a) The title of the class of equity securities to which this statement relates is Common Stock.

      b) The name and address of the principal executive offices of the issuer of such securities is: Transact Technologies Incorporated, 7 Laser Lane, Wallingford, CT 06492

      The statement of Seth M. Lukash on Schedule 13D dated February 25, 1998, as amended and supplemented by Amendment No. 1 dated March 12, 1998, Amendment No. 2 dated March 13, 1998 and Amendment No. 3 dated March 24, 1998, is hereby further amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 is hereby amended and supplemented by the addition of the following paragraph:

      "On July 22, 1998, Mr. Lukash and the issuer entered into a Confidentiality and Non-Disclosure Agreement under which (i) the issuer may disclose to Mr. Lukash certain confidential information regarding the issuer and (ii) Mr. Lukash agrees not to disclose such information or to use it for his own benefit or, subject to the following sentence, the benefit of any third parties. The agreement provides that Mr. Lukash, as an officer and director of Tridex Corporation ("Tridex"), may use information disclosed to him by the issuer in accordance with his fiduciary duties to Tridex and its shareholders, but may not disclose such information to Tridex or its subsidiaries or use the information in a manner that would compete with the issuer in the sale of its products."


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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 1998
-----------------------------
Date

Signature: /s/ Seth M. Lukash
           ---------------------------------
           SETH M. LUKASH